UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku

Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

An extraordinary general meeting of shareholders of Linkage Global Inc, a company incorporated under the laws of the Cayman Islands (the “Company”), will be held on September 8, 2026 (the “Meeting”). In connection with the Meeting, the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Extraordinary General Meeting of Shareholders of the Company, dated August 19, 2026
99.2	Form of Proxy Card for use in connection with the Extraordinary General Meeting of Shareholders of the Company

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form F-3 (File No. 333-293678) that was initially filed with the SEC on February 24, 2026 and declared effective by the SEC on March 10, 2026, (ii) the Company’s registration statement on Form S-8 (File No. 333-295394) filed with the SEC on April 29, 2026, (iii) the Company’s registration statement on Form F-3 (File No. 333- 333-296750) that was initially filed with the SEC on June 12, 2026 and declared effective by the SEC on June 26, 2026, and (iv) the Company’s registration statement on Form F-3 (File No. 333-297793) that was initially filed with the SEC on July 29, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: August 19, 2026	By:	/s/ Hong Chen
	Name:	Hong Chen
	Title:	Chief Executive Officer

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